

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Shubha Dasgupta
Chief Executive Officer
Pineapple Financial Inc.
Unit 200, 111 Gordon Baker Road
North York, Ontario M2H 3R1

> **Re: Pineapple Financial Inc.**
> **Registration Statement on Form S-1**
> **Filed on December 1, 2022**
> **File No. 333-268636**

Dear Shubha Dasgupta:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2022 letter.

Registration Statement on Form S-1

General

1. It appears that you are conducting a firm commitment underwritten offering but on the cover page you checked the box that securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415. In addition, you have included some Rule 415 undertakings in Item 17 on page II-5. Please revise for consistency or advise.

        You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Tonya Aldave at 202-551-3601 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Darrin Ocasio, Esq.